UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In August, September and October 2015, Sanofi issued the statements attached hereto as Exhibit 99.1 to 99.11 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated August 7, 2015: Sanofi, Evotec Enter New Research Collaboration to Discover and Develop Novel Diabetes Therapies

Exhibit 99.2	Press release dated August 10, 2015: Sanofi, Evotec and Apeiron Biologics Enter Collaboration To Develop Novel Small Molecule Immuno-Oncology Treatments

Exhibit 99.3	Press release dated August 31, 2015: Sanofi to Collaborate with Google Life Sciences to Improve Diabetes Health Outcomes

Exhibit 99.4	Press release dated September 1, 2015: Sanofi and Regeneron Announce New Positive Praluent® (alirocumab) Phase 3 Data Presented at ESC Congress 2015

Exhibit 99.5	Press release dated September 14, 2015: Sanofi Reports Positive Top-Line Results in Second Pivotal LixiLan Phase III Study

Exhibit 99.6	Press release dated September 15, 2015: Sanofi successfully prices EUR 2.0 billion bond issue

Exhibit 99.7	Press release dated September 16, 2015: Sanofi’s CSR Achievements Recognized in the Dow Jones Sustainability Indices

Exhibit 99.8	Press release dated September 28, 2015: Sanofi and Regeneron Announce Approval of Praluent® (alirocumab) for the Treatment of Hypercholesterolemia in the European Union

Exhibit 99.9	Press release dated September 28, 2015: Sanofi Reaches Patent Settlement on Lantus® SoloSTAR®

Exhibit 99.10	Press release dated September 29, 2015: Sanofi New Drug Application for Lixisenatide Accepted for Review by FDA

Exhibit 99.11	Press release dated October 1, 2015: Genzyme Opts into Alnylam’s ALN-AT3 Hemophilia Program for Development and Commercialization Outside of North America and Western Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 6, 2015		SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial &
Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated August 7, 2015: Sanofi, Evotec Enter New Research Collaboration to Discover and Develop Novel Diabetes Therapies

Exhibit 99.2	Press release dated August 10, 2015: Sanofi, Evotec and Apeiron Biologics Enter Collaboration To Develop Novel Small Molecule Immuno-Oncology Treatments

Exhibit 99.3	Press release dated August 31, 2015: Sanofi to Collaborate with Google Life Sciences to Improve Diabetes Health Outcomes

Exhibit 99.4	Press release dated September 1, 2015: Sanofi and Regeneron Announce New Positive Praluent® (alirocumab) Phase 3 Data Presented at ESC Congress 2015

Exhibit 99.5	Press release dated September 14, 2015: Sanofi Reports Positive Top-Line Results in Second Pivotal LixiLan Phase III Study

Exhibit 99.6	Press release dated September 15, 2015: Sanofi successfully prices EUR 2.0 billion bond issue

Exhibit 99.7	Press release dated September 16, 2015: Sanofi’s CSR Achievements Recognized in the Dow Jones Sustainability Indices

Exhibit 99.8	Press release dated September 28, 2015: Sanofi and Regeneron Announce Approval of Praluent® (alirocumab) for the Treatment of Hypercholesterolemia in the European Union

Exhibit 99.9	Press release dated September 28, 2015: Sanofi Reaches Patent Settlement on Lantus® SoloSTAR®

Exhibit 99.10	Press release dated September 29, 2015: Sanofi New Drug Application for Lixisenatide Accepted for Review by FDA

Exhibit 99.11	Press release dated October 1, 2015: Genzyme Opts into Alnylam’s ALN-AT3 Hemophilia Program for Development and Commercialization Outside of North America and Western Europe